NUZEE, INC.

7940 Silverton Avenue, #109

San Diego, CA 92126

July 5, 2013

Ms. Jennifer Lopez Securities and Exchange Commission Division of Corporation Finance Washington, DC 20549	Via Edgar Only

Re:       NuZee, Inc.

            Form 8-K filed on April 25, 2013

Dear Ms. Lopez:

NuZee, Inc. (the "Company") hereby submits responses to comments and questions raised by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in its letter dated May 24, 2013 (the “Comment Letter”) relating to the Company’s Current Report on Form 8-K filed on April 25, 2013 ("Form 8-K").

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 1 to the Form 8-K ("Form 8-K/A").  For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

General

1.      In future amendments please include page numbers.  Please note that, for purposes of this comment letter, page numbers refer to the page numbers corresponding to the printed EDGAR copy of the filing.

Response

The Company will include page numbers in all future amendments as requested.

Special Note Regarding Forward Looking Statements, page 2

2.      Please revise your disclosure to remove any references to the “safe harbor” provision of the Securities Exchange Act and the Private Securities Litigation Reform Act of 1995. See Section 21E of the Securities Exchange Act of 1934, as amended.

Response

The Company has removed all references to the "safe harbor" provision as requested.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 4

Description of Business, page 4

Products, page 5

Performance Category – Energy Drinks, page 6

3.      We note your disclosure indicating that NuZee’s primary suppliers include “multiple bottlers, ingredient suppliers, and co-packers located across the United States.” Pursuant to Item 101(h)(4)(v) of Regulation S-K, please provide the names of the principal suppliers.

Response

As requested, the Company has revised this section to include the names of its principal suppliers.

4.      Pursuant to Item 601(b)(10) of Regulation S-K, please file the agreement with your beverage architect as an exhibit.

Response

The original contract was between the Company's beverage architect and Point Break Beverages ("PBB").  The Company was not provided with a copy of the written document but seeks to obtain one, which it will file as an exhibit to the 8-K/A through amendment.

5.      Please clarify for us your disclosure that you plan to allocate your “development cost by amortizing the expense over the cost of raw materials.” Explain to us how your proposed accounting complies with GAAP and clarify if the “development cost” refers to the intellectual property rights capitalized on your balance sheet.

Response

The Company has revised the disclosure to state that we plan to “recover” our development cost over the product life cycle.  We have expensed the development cost as incurred.  The development cost discussed here does not relate to the intellectual property rights on the balance sheet.

6.      We note your disclosure indicating that “there are no specific FDA regulations or certification[s] regarding the manufacturing and distribution of energy shots;” however, we also note your disclosure indicating that you will continue to comply with “general regulations.” Pursuant to Item 101(h)(4)(ix) of Regulation S-K, please discuss these general regulations and any other government regulations that may affect your beverage formulas, creamer supplement products and skin care products.

Response

The Company has revised the Form 8-K to include general regulations applicable to our beverage formulas, creamer supplement products and skin care products.  We have also added a separate section entitled "Government Regulations."

Protection Category-Organic Skin Care, page 7

7.      We note your disclosures indicating that “[your] skin care products are purchased through iSpring, a New Zeland company owned by one of [your] directors.” We note similar disclosure regarding your purchases of bottled water products on page 8. Please file as an exhibit any agreement(s) with iSpring. Refer to Item 601(b)(10) of Regulation S-K.

Response

The Company has no formal written agreements with iSpring at this time.

Pristine Category – Bottled Water, page 7

8.      Please revise your description of the water source for your Bottled Water product to remove editorial comments and adjectives that could be construed as puffing, or provide the source of your information. In this regard, we note your statement indicating that the Blue Spring “is revered for its minerality properties, clarity and blue hues” and that it is “one of the purest water acquirers in the world.”

Response

The Company has revised this section to include sources for the above-mentioned statements

9.      We note your risk factor on page 11 titled “Risks Relating to Regulatory and Legal Issues.” Pursuant to Item 101(h)(4)(ix) of Regulation S-K, please discuss the regulations that may affect your bottled water business.

Response

The Company has revised the risk factor to expand the disclosure regarding regulations that may affect our bottled water business.

Patents and Trademarks, page 8

10.    Pursuant to Item 601(b)(10) of Regulation S-K, please revise your exhibits to include your trademark purchase agreement.

Response

The Company has revised our exhibits accordingly.

Risk Factors, page 9

General

11.    Please revise to eliminate duplicative risk factor disclosure. In this regard, we note that you have three separate risk factors regarding the volatility of your common stock. We also note that you have two separate risk factors regarding the penny stock rules.

Response

The Company has revised our Risk Factors section as requested.

12.    Please include a risk factor to indicate that because your officer and directors beneficially own a majority of your stock they have the power to determine who is elected to the board and to control your business affairs.

Response

The Company has added the requested Risk Factor.

13.    The working capital amount disclosed on the first page of your risk factor disclosures does not agree to your financial statements. Please revise this amount as necessary.

Response

The Company has revised this section accordingly.

Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern, page 9

14.    Please revise your disclosure to include an estimate as to how long your company can continue as a going concern without obtaining additional working capital. Please also discuss this estimate in your “Management’s Discussion and Analysis” section.

Response

The Company has added the requested disclosure.

Our success is dependent on collaborative agreements, page 10

15.    We note your disclosure under the “Pristine Category-Bottled Water” section, indicating that you are “pursuing a host of strategic partnerships” and under the “Protection Category-Organic Skin Care” section that you “plan to employ a strategy of working with established brands for custom private label programs.” Please include in your risk factor a discussion of the risks associated with not having finalized any of these agreements.

Response

The Company has added the requested Risk Factor.

No Assurance of a Liquid Public Market For Securities, page 13

16.    Your current disclosure in the first sentence that there has been no significant market in your common stock suggests that there has been some trading. Based on your disclosure on page 23, it appears there has been no market to date. Please revise or advise.

Response

The Company has revised this Risk Factor to clearly disclose that there has been no trading of our stock.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Plan of Operations, page 15

17.    Please revise to provide a more specific description of your plan of operations for the next twelve months, discussing how you plan to build your network of distributors, and increase your product availability. For example, discuss how you “plan to employ a strategy of working with established brands for custom private label programs rather than building a new brand in the United States” and when you expect to complete the “market trials to measure sell-through” of the NuZee Pristine products. Your discussion should include detailed milestones and the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please explain how you intend to meet each of the milestones if you cannot receive funding, including a discussion of those milestones that you expect would receive priority over others in the event your liquidity is insufficient to achieve each of the milestones.

Response

The Company has revised this section as requested.

18.    We note your reference indicating that your business outline is included in the “Operational Strategies” section, however, that section has not been included. Please revise your disclosure to include this section or eliminate any references to that section.

Response

The Company has deleted the statement.

Securities Ownership of Certain Beneficial Owners and Management, page 17

19.    Schedule A to the Share Exchange Agreement reflects that 3,040,000 shares were issued to PBB. Please revise to include PBB in the table and please disclose by footnote or otherwise the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to these shares.

Response

The Company has revised the table accordingly.

Directors and Executive Officers, page 17

20.    Describe the business experience during the past five years of each director and executive officer, including principal occupation and employment, daters or duration of employment and the name of any corporation or other organization in which each director or executive officer’s occupation was carried on. See Item 401(e) of Regulation S-K.

Response

The Company has revised as requested.

Involvement in Certain Legal Proceedings, page 19

21.    Please revise your disclosure to cover the required 10-year period. See Item 401(f) of Regulation S-K.

Response

The Company has revised as requested.

Certain Relationships and Related Transactions and Director Independence, page 22

22.    We note your disclosure on page 8 that “all bottled water products are purchased through iSpring, a … company owned by one of [y]our Directors, Masa Higashida.” Please revise to provide the information required by Item 404 of Regulation S-K with respect to your arrangements with iSpring.

Response

The Company has revised as requested.

23.    We note your disclosure that NuZee has received advances from its majority stockholder totaling $150,014 that are due on demand. Please revise to provide the disclosure required by Item 404(a)(1) and (5) of Regulation S-K. To the extent this agreement is in writing, please file it as an exhibit to your filing. See Item 601(b)(10) of Regulation S-K.

Response

The Company has revised this section to disclose that there are no other loan terms and that no formal written contract or agreement between the parties exists.

24.    We note your disclosure indicating that you have decided to focus your sales and marketing efforts on the energy drink market and therefore you have provided a loss contingency against the deposit made towards the purchase of skin care products. However, throughout your filing you indicate that “NuZee is exploring the importation and distribution of a line of natural skincare products,” and that “NuZee is evaluating the market opportunity for the Skin Care business and plans to employ a strategy of working with established brands.” Please revise your disclosures to clarify the current status of your skin care business.

Response

The Company has revised as requested.

25.    We note your disclosure indicating that the Company’s Board of Directors received written consent from the shareholders of the majority of the Company’s outstanding shares of common stock to approve an amendment to your articles of incorporation. Please discuss why you did not file a Preliminary Information Statement pursuant to Exchange Act Rules 14c-2 and 14c-5.

Response

The Company's common stock was not registered pursuant to section 12 of the Securities Exchange Act of 1934, nor was it issued by an investment company registered under the Investment Company Act of 1940.  As such, we were not required to file a Preliminary Information Statement pursuant to Exchange Act Rules 14c-2 and 14c-5.

Item 3.02 Unregistered Sales of Equity Securities, page 26

26.    Please revise to provide the disclosure required by Item 701(d) of Regulation S-K.

Response

The Company has revised as requested.

Item 4.01 Changes in Certifying Accountant, page 26

27.    We note your disclosure under the heading “(b) Engagement of Independent Certifying Accountant.” Please revise your disclosure to fully comply with Item 304(a)(2) of Regulation S-K.  Specifically, you must disclose whether you consulted the newly engaged accountant regarding any matters described in Item 304(a)(2)(i) or (ii) during your two most recent years and the subsequent interim period through the date of engaging that accountant.

Response

The Company has revised this section to cover the two most recent fiscal years.  The Company otherwise believes that it has made a complete and full disclosure.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year, page 28

28.    We note that Havana Furnishings, Inc. historically has presented a fiscal year-end of July 31 and Nuzee Co., Ltd. (“Nuzee”) has a fiscal year-end of September 30. Please disclose any intended change in fiscal year from the fiscal year-end used by Havana prior to the acquisition.

Response

The Company has revised as requested.

Exhibit 99.01 Audited Financial Statements for Nuzee Co., Ltd.

Report of Independent Registered Public Accounting Firm

29.    Please obtain and file a revised audit report which identifies Nuzee Co., Ltd. as “A development stage company.” This may be done in the addressee heading.

Response

The audit report has been revised as requested.

30.    We note that Nuzee’s audit report does not include an explanatory paragraph indicating that there is substantial doubt about its ability to continue as a going concern. Please have your auditors explain to us the reasons why no going concern paragraph was included in their audit report despite Nuzee’s minimal revenues and significant cumulative net losses and your disclosures on the first page of your risk factors indicating that your auditor has expressed substantial doubt about your ability to continue as a going concern.

Response

The audit report contains the requested revision.

Statements of Cash Flows

31.    We note that you recorded $80,422 of inventory impairment charges on $153,664 of inventory purchases. Please explain to us the reasons that necessitated impairments on over 50% of your inventory balance. Also quantify for us the extent to which these impairments related to inventory purchased from related parties.

Response

The impairment reserve was calculated to reflect book value of inventory at estimated net realizable value.  Calculation of impairment charges takes into consideration the Company's decision to focus attention on certain business lines, the fact that some of the products have a limited life before expiry, and the possibility making bulk sales of products at deep discounts to standard wholesale prices.

Exhibit 99.02 Unaudited Interim Financial Statements for Nuzee Co., Ltd.

32.    Please amend your filing to provide interim Nuzee financial statements for the period ending March 31, 2013.

Response

The Company will include its interim financial statements for the period ending March 31, 2013.

Balance Sheets

33.    Based on the unchanged amount of your intellectual property assets at both balance sheet dates, it appears that you may have assigned an indefinite life to these assets. If our understanding is correct, explain why you believe these assets are expected to indefinitely contribute to your future cash flows considering your limited operating history, nominal revenues and significant net losses. Please review the guidance in paragraphs 1-4 of ASC 350-30-35.

Response

The useful life of the intangible asset would be tied to the expected useful term of putting the products associated with it into productive use.  At that time the Company would have determined an expected useful of the intellectual property.  The Company in June 2013 determined that it would not move forward with the products associated with the intellectual property and has subsequently written the amounts off to reflect the impairment of the asset previously acquired.

Statements of Operations

34.    Please revise your statements of operations and cash flows to provide inception to date columns through the most recent date of your financial statements. See ASC 915-225-45-1 and 915-230-45-1.

Response

The Statement of Operations has been revised as requested.

4.      Related Party Transactions

35.    We note that you made a $139,661 deposit towards the purchase of skin care products from an entity controlled by your majority stockholder, but later “provided a loss contingency against this deposit.” Please address the following items:

•   Based on your balance sheet, it appears you reflect the $139,661 deposit within current assets with an equally offsetting amount in current liabilities for the “contingency.” Please clarify why the impairment of your deposit appears to be reflected within current liabilities and not netted with your deposit balance.

•       Since you placed your deposit with a commonly controlled entity, please clarify why the deposit is not considered recoverable.

•       Please revise the statement of cash flow description of your deposit impairment.

Response

The deposit on the balance sheet is fully collectible.  The Company accrued the liability as a contingency pertaining to the loss on inventory in transit.  We believe the accrual of the loss contingency and presentation in the cash flow statement is appropriate.

Exhibit 99.03 Pro Forma Consolidated Financial Statements

36.    Please present annual and interim pro forma financial statements using Nuzee’s September 30, 2012 and March 31, 2013 financial reporting periods. See Rule 11-02(c) of Regulation S-X.

Response

The Company will amend the Pro Forma financial statements as requested.

Proforma Balance Sheet

37.    We note that your pro forma adjustment inappropriately eliminated Nuzee’s accumulated deficit. Please ensure your revised pro forma balance sheet eliminates only Havana Furnishing’s APIC and accumulated deficit balances.

Response

The Company will amend the Pro Forma Balance Sheet accordingly.

COMPANY ACKNOWLEDGMENT

In filing these responses and the Form 8-K/A, the Company acknowledges that:

•       the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•       Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•       the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact either myself or the Company's legal counsel, Karen Batcher, if you have any further questions or require additional information.  Ms. Batcher can be reached by telephone at 619.475.7882, or by email at kbatcher@synergenlaw.com.

                                                                                    NUZEE, INC.

                                                                                    /s/  Craig Hagopian

                                                                                    Craig Hagopian, President